Exhibit 12(c)

IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Six	Twelve Months Ended
	Months Ended	December 31,
	June 30,	(Thousands of Dollars)

	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income from continuing operations
before income taxes	51,382	$115,452	$103,327	$60,830	$31,063	$22,036
Adjust for distributed income of equity
investees	2,877	(9,347)	(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	(48)	(435)	(211)
Supplemental fixed charges and
Preferred dividends, as below	35,343	67,521	65,991	67,654	69,679	64,257
Total earnings, as defined	$89,602	$173,626	$158,948	$130,426	$98,171	$83,538

Fixed charges, as defined:
Interest charges	$34,016	$64,720	$62,962	$61,269	$64,813	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915	857
Rental interest factor	452	1,025	1,417	1,652	1,406	1,770
Total fixed charges	$34,468	$65,745	$64,379	$66,137	$68,134	$62,658

Supplemental increment to fixed charges *	875	1,776	1,612	1,517	1,545	1,599

Supplemental fixed charges	35,343	67,521	65,991	67,654	69,679	64,257
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental	$35,343	$67,521	$65,991	$67,654	$69,679	$64,257

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends	2.54x	2.57x	2.41x	1.93x	1.41x	1.30x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operating expenses.